GAMCO Asset Management Inc.
    One Corporate Center
    Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

April 6, 2011

Perry J. Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 29, 2011 by GAMCO Asset Management Inc.
File No. 001-08524

Dear Mr. Hindin:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated April 5, 2011, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised preliminary proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1.
In response to your comment, we have revised GAMCO’s proxy statement to include a discussion of the offer made by the Company to put one of GAMCO’s of nominees on the Board, and GAMCO’s reason for rejecting the Company’s offer.

2.	We have revised the proxy statement to indicate that we expect the total cost of the solicitation not to exceed $25,000.

Please contact me if you require additional information.

Sincerely,

GAMCO Asset Management Inc.

__/s/ Peter D. Goldstein_______
By: Peter D. Goldstein
                    Director of Regulatory Affairs

Enclosures